

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

November 10, 2016

Andrew Yakub
Chief Executive Officer
Rayton Solar, Inc.
920 Colorado Avenue
Santa Monica, CA 90401

Re:     **Rayton Solar, Inc.**
        **Draft Offering Statement on Form 1-A**
        **Submitted October 14, 2016**
        **CIK No. 0001654124**

Dear Mr. Yakub:

We have reviewed your draft offering statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.  After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

Part II – Offering Circular

Summary, page 4

1.      The disclosure on this page seems to present your aspirations as accomplishments.  For example, the fourth paragraph indicates your technology has been validated and is ready for commercial use, contrary to your disclosure on page 22.  The sixth paragraph indicates that the particle accelerator has already been developed; however, the disclosures on pages 8, 13 and 22 indicate otherwise.  Please revise to state clearly the current status of your operations and product development.

The company has not made any arrangements to place funds raised in this Offering, page 6

2.	Please reconcile the disclosure in this risk factor that you have not made any arrangements to place funds from this offering in an escrow, trust or similar account with your disclosure in the third paragraph on page 16 regarding when an investor deposits funds into escrow.  If an agreement regarding escrow, trust or similar account exists, please describe the material terms of the agreement and file it as an exhibit.

Plan of Distribution, page 16

3.	Please clarify the extent to which your affiliates will assist in offering and selling the shares subject to this Form 1-A.

Selling Securityholders, page 17

4.	Please clarify whether you have received all of the payments for the shares of common stock to be sold by the selling securityholders.  In this regard, we note your disclosure in the fifth paragraph on page F-23 regarding subscriptions receivable as of June 30, 2016.

Use of Proceeds to Issuer, page 18

5.	Please reconcile the disclosure on page 18 about net proceeds of $43 million from this offering and $19.2 million to be used for equipment with your disclosure on page 19 about your ability to raise $35 million and to purchase eight particle accelerators.

Engineering and Development to Date, page 21

6.	Please revise to clarify the basis for your statements regarding the performance of your technology if, as disclosed on page 21, you have not yet completed a prototype of the process you intend to use to make solar products.  We note, for example, the "significant advantage of both cost and efficiency" you expect, as mentioned on page 26.  Please also clarify what you mean by the disclosure that you are in the "late stages of prototyping an industrial process." For example, have you tested the process and particle accelerator?

Research and Development, page 22

7.	Please clarify the nature and extent of additional research and development that is needed to ready a pilot test line.  Please also clarify how you intend to fund that additional research and development. We note that your disclosure on pages 18-19 indicates the proceeds of this offering will not be used for such purposes.

Director, Executive Officers, and Significant Employees, page 27

8.      Please revise to clarify the amount of time Mr. Yakub devotes to his employment with you.  We note, in this regard, that it appears from your disclosure he continues to work for ReGen America.

Compensation for Directors, page 29

9.      Please reconcile your disclosure on page 29 that compensation for Mr. Yakub increased to $150,000 in 2016 with your disclosure in the sixth paragraph on page F-23 about his stock-based compensation of $304,000 recognized in 2016.
.
Security Ownership of Management and Certain Securityholders, page 30

10.     Please update the disclosure in this table as of the most recent practicable date.  In this regard, we note your disclosure in this section that the information is as of December 31, 2015.

Statements of Operations, pages F-5 and F-18

11.     Please revise your statements of operations to include loss per share amounts for each period presented.  Refer to ASC 260-10-45-2.

Note 5 – Commitments and Contingencies

Research and Development Agreement, page F-12

12.     We see you disclosed that in August 2014 you entered into a research and development agreement with Phoenix Nuclear Labs, LLC ("PNL") for the development of the Company's ion implantation system technology (the "PNL Agreement") and that the first phase of the PNL Agreement calls for development payments totaling $283,967.  We also see you disclosed that during the years ended December 31, 2015 and 2014 you recognized research and development costs of $170,380 and $56,793 related to the first phase of this agreement and that as of December 31, 2015 $56,793 was due to PNL. Please revise this Note to indicate how the amounts due to PNL at December 31, 2015 are recorded and presented in your December 31, 2015 balance sheet.  In addition, revise the filing to disclose when you expensed and paid the $56,793 and how the payment is presented in your financial statements.

You may contact David Burton at (202) 551-3626 or Jay Webb, Senior Accountant, at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters.  Please contact Tom Jones at (202) 551-3602 or Geoff Kruczek, Special Counsel, at (202) 551-3641 with any other questions.

Sincerely,

/s/ Geoff Kruczek for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery


cc:      Jamie Ostrow, Esq.